Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Cameron International Corporation of our report dated June 27, 2013, with respect to the statement of net assets available for benefits of the Cameron International Corporation Retirement Savings Plan and the related statement of changes in net assets available for benefits as of and for the year ended December 31, 2012, and the related supplemental schedule which report appears in the December 31, 2012 annual report on Form 11-K of the Cameron International Corporation Retirement Savings Plan.

/s/ Doeren Mayhew
Houston, Texas
November 1, 2013